INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at May 10, 2006 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment Of Proxies

The individuals named in the accompanying proxy form are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person’s name in the blank space on the proxy form.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed proxy form confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed and signed proxy forms must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “Non-Registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a Nominee or Intermediary such as a brokerage firm through which they purchased the Shares. Such Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited ("CDS"). If you purchased your Shares through a broker, you are likely a Non-Registered Holder.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Intermediaries (through their service providers). If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Holder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder’s attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

The Company is authorized to issue 500,000,000 common shares without par value, of which 15,124,068 Shares are issued and outstanding as of May 10, 2006. Any Shareholder of record at the close of business on May 24, 2006 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held. The Company has no other classes of voting securities.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of May 10, 2006, the following persons or companies beneficially own, directly or indirectly, or control or direct, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Northland Properties Corporation(1)	2,020,626	13.36%

(1)	Northland Properties Corporation (“NPC”) is the beneficial owner of these Shares. NPC is related to R. Thomas Gaglardi, a director of the Company.

Increase of Number of Directors and Election Of Directors

The Company’s board of directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

In accordance with the Articles of the Company, the board of directors appointed David Bowra as an additional director on September 12, 2005. The term of office of David Bowra will expire at the conclusion of the Meeting, to be held on June 28, 2006.

The terms of office of Peter Buckley and R. Thomas Gaglardi, the directors in Class III, will also expire at the conclusion of the Meeting. The terms of office of the directors in Classes I and II expire at the 2007 and 2008 annual general meetings, respectively.

Management is proposing that the number of directors in Class III be increased to three, that three directors be elected at the Meeting, and that the size of the Company’s Board be increased from six directors to seven.

Therefore, at the Meeting, shareholders will be asked to pass a special resolution in the following form:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS, WITH OR WITHOUT AMENDMENT, THAT the number of directors of the Company be fixed at seven."

The persons named below will be presented for election at the Meeting as management’s nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (1) , City, Province/State and Country of Residence	Principal Occupation (2)	Director Since	Common Shares Held (3)
Peter Buckley(4) Director British Columbia, Canada	President & CEO, Old Spaghetti Factory Canada Ltd.	August 1997	51,000
Thomas Gaglardi Secretary and Director British Columbia, Canada	President, Northland Properties Corporation and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants, LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.	October 1998	2,020,626 (5)
David P. Bowra(4) British Columbia, Canada	President, The Bowra Group, a Vancouver- based boutique financial advisory established in 2004. Formerly was the Vancouver based partner in charge of the financial advisory services practice of an international accounting firm.	September 2005	0

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (2), Province/State and Country of Residence	Principal Occupation (1)	Director Since	Term Expires	Common Shares Held (3)
Iain J. Harris(4) Director British Columbia, Canada	Chairman and Chief Executive Officer of Summit Holdings Ltd.	May 1996 to Dec. 2003 and June 2004 to date	June 2008	151,000
Douglas Carlson,(6) Director Colorado, USA	CEO and co-founder of Viv Magazine, launching in June 2006. Formerly the CEO and co-founder of Fiji Water Holdings, LLC since July 1996.	June 1999	June 2008	864,000
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	June 2007	506,459
Jonathan Merriman(6) Director California, USA	Chairman and CEO of Merriman Curhan Ford & Co., a securities broker- dealer and investment bank.	January 1999	June 2007	362,192

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)	Each of the nominees named above has held the principal occupation or employment indicated for at least five years, except as set forth above.
(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company’s Audit Committee.
(5)	All of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi.
(6)	Member of the Company’s Compensation Committee.
(7)	Fiji Water Holdings, LLC, a company with a director in common with the Company for a portion of the year, supplied products for resale in the amount of $395,257 for the period to July 1, 2005.

If Messrs. Buckley, Gaglardi, and Bowra are elected, they will each hold office as a director until the conclusion of the 2009 annual general meeting of the Company, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act of British Columbia.

Executive Compensation

Form 51-102F6 under the Securities Act (British Columbia) requires the disclosure of compensation received by each “Named Executive Officer” of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer;

(b)	the Company’s chief financial officer;

(c)

each of the Company’s three most highly compensated executive officers other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$150,000 (US$125,125) per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 28, 2006, the Company and its subsidiaries had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years, converted to US dollars. Compensation for each Named Executive Officer is paid by the Company in Canadian dollars. As the Canadian:US dollar exchange rate has increased by 7% during the fiscal year ended February 28, 2006, that may imply an increase in compensation when none has occurred in Canadian dollars, or otherwise exaggerate any actual Canadian dollar increase.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2006 2005 2004	nil nil nil	nil nil nil	400,400(1) 70,070(1) 372,439(1) 65,177(1) 351,468(1) 61,507(1)	500,000(2) nil nil	1,101 965 1,210
Donna Higgins, CFO	2006 2005 2004	125,125 106,688 80,263(6)	nil nil nil	nil nil nil	50,000(3) 20,000(4) 30,000(5) 50,000	995 807 584
Dave Read, President of LBI Brands, Inc.	2006 2005 2004	nil nil nil	nil nil nil	210,887(7) 238,071 154,300	50,000(8) 100,000(9) 50,000	nil nil nil
Patrick Wilson, VP of Sales	2006 2005 2004	160,951 146,195 n/a	nil nil	nil nil	Nil 112,500(10)	1,142 978

(1)

McRae Ventures, Inc., a company with a director in common with the Company, received $400,400 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives US$5,839 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	500,000 previously granted options @ US$1.00 were extended for a further 14-month period @ US$1.19.

(3)	50,000 previously granted options @ US$1.00 were extended for a further 14.5-month period @ US$1.19.
(4)	20,000 previously granted options @US$1.00 were extended for a further 5-year period, expiring April 5, 2009.
(5)	30,000 previously granted options @ US$1.00 expired Jan.25, 2005 and 30,000 options @ US$1.04 were granted July 15, 2004.
(6)	Ms. Higgins was appointed CFO of the Company in April 2003. This amount represents 12 complete months during the fiscal year ended February 29, 2004.
(7)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(8)	50,000 previously granted options @ US$1.00 were extended for a further 9-month period @ US$1.19.
(9)

50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring July 2, 2009 and 50,000 previously granted options @ US$1.00 were extended for a further 5-year period, expiring August 27, 2009.

(10)	92,500 previously granted options @ US$1.00 expired Nov. 3, 2004 and 92,500 options @ US$1.04 were granted July 15, 2004 and 20,000 options @ US$1.10 were granted Mar. 1, 2004.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "long-term incentive plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers, as replacement options for the same quantity that expired during the period. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options Granted During the Year (#)	% of Total Options Granted to Employees in Fiscal year (1)	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant or Extension of Grant (US$/Security) (2)	Expiration Date
Ralph McRae	500,000(3)	49.38	1.19	1.19	October 28, 2006
Donna Higgins	50,000(4)	4.94	1.19	1.19	October 28, 2006
Dave Read	50,000(5)	4.94	1.19	1.19	October 28, 2006

(1)	During the last fiscal year, 1,012,504 options were granted or extended. Total options expired or forfeited during the last fiscal year were 1,003,504.
(2)	Calculated as the closing price of the Company’s shares on the Nasdaq SmallCap Market on the date of grant.
(3)	500,000 previously granted options @ US$1.00 were extended for a further 14-month period @ US$1.19.
(4)	50,000 previously granted options @ US$1.00 were extended for a further 14.5-month period @ US$1.19.
(5)	50,000 previously granted options @ US$1.00 were extended for a further 9-month period @ US$1.19.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and

Fiscal Year End Option Values

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (US$) (2)
Ralph McRae	nil	nil	1,000,000 / nil	285,000/nil
Donna Higgins	nil	nil	104,500 / 45,500	22,580/9,220
Dave Read	20,000	11,700	175,000/25,000	49,750/2,250
Patrick Wilson	nil	nil	36,959/75,541	12,106/24,944

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company’s shares as at February 28, 2006 was US$1.38

Option Repricing

The Company did not reprice downward any stock options during the most recent financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no specific compensatory plans or arrangements that would entitle a Named Executive Officer to receive more than Cdn$100,000 as compensation in the event of resignation, retirement or other termination of employment or from a change of control of the Company or its subsidiaries, or a change of responsibilities following a change of control. The local laws regarding termination and severance are assumed to apply.

Compensation Committee

The Company’s Compensation Committee (the “Committee”) is comprised of two independent directors: Jonathan Merriman and Douglas Carlson.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee’s philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the Shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process

The Company’s executive compensation program includes base salary, annual cash or short-term incentives (bonuses). Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Long term incentives are granted in the form of stock options which generally vest over several years of service with the Company. The level of the option grant is related to the ability of that employee to affect the overall performance of the Company. For the financial year ended February 28, 2006, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options.

Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer

The compensation of the chief executive officer is determined in accordance with the considerations described above.

Summary

In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the Shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson

Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 2001 with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. (“LBIX”)
Comparison of Five Year Total Common Shareholders’ Return

	Feb. 28 2001	Feb. 28 2002	Feb. 28 2003	Feb. 29 2004	Feb. 28 2005	Feb. 28 2006
LBIX PRICE (US$)	$0.781	$1.85	$1.96	$1.05	$0.840	$1.380
NASDAQ INDEX	2151.83	1731.49	1337.52	2029.82	2051.72	2281.39

Compensation of Directors

Directors who are not paid executives of the Company receive Cdn$1,500 per quarter (pro rated for those serving less than a full quarter) and Cdn$500 for each directors’ meeting and committee meeting attended. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the last completed fiscal year, 650,000 stock options that were previously granted to directors expired. Also during the year, 750,000 new and replacement stock options were granted to directors.

BBI Holdings Inc. (“BBI”), which is controlled by Mr. McRae, receives US$5,839 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors and Executive Officers

During the last completed fiscal year, no director, executive officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Informed Persons In Material Transactions

To the knowledge of management of the Company, except as disclosed herein, since the commencement of the last completed fiscal year, no informed person of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company, as disclosed in the Executive Compensation section.

Corporate Governance

National Policy 58-201 (Canada) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of 7 directors, 5 of who are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation.

Peter Buckley, David Bowra, Douglas Carlson, Iain Harris and Jonathan Merriman are independent. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company. R. Thomas Gaglardi is not independent as he is the President of Northland Properties Corporation, a significant security holder of the Company

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

•	review the Company’s strategies and their implementation in all key areas of the Company’s activities;
•	identify opportunities and risks affecting the Company’s business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and Committees, any independent board member may request that all members of management, including management directors, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the Chair and non-independent directors. During the year ended February 28, 2006, two such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company’s management and has therefore not appointed an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Jonathan Merriman	MCF Corporation

Participation of Directors in Board Meetings

In the year ended February 28, 2006, five board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
Peter Buckley	4
David Bowra *	2
Doug Carlson	5
R. Thomas Gaglardi	5
Iain Harris	5
Name of Director	Number of Board Meetings Attended
Ralph McRae	5
Jonathan Merriman	3

*	David Bowra was appointed as a director in September 2005 and attended all board meetings after that time.

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Schedule “B” to this Information Circular.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and for the chairs of each of its committees. It has, however, adopted written mandates for the Board of Directors and each of the Committees. The Board of Directors and each Committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the Committees, to report to the Board of Directors.

The Board has not adopted a position description for the CEO, however the duties and responsibilities of the position are reviewed on an ongoing basis by the Board.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, the Nominating and Corporate Governance Committee is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or have served in an executive management position for other private and public companies with similar experience to the Company’s business operations.

New Board members are provided with financial and narrative information regarding the Company’s business and given access to information respecting the functioning of the Board of Directors and Committees along with copies of the Company's corporate governance policies and minutes of meetings.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is posted on the Company’s website at www.LBIX.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee.

The Board monitors compliance with the Code through the Nominating and Corporate Governance Committee and also through the Audit Committee and the Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The Nominating and Corporate Governance Committee has responsibility for identifying potential Board candidates. Peter Buckley and Douglas Carlson are the members of this Committee and each is independent. The Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The members of the Compensation Committee are Douglas Carlson and Jonathan Merriman, both of whom are independent. These Directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the food and beverage industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Committee may have discussions with the CEO, and after receiving his recommendations, the committee is responsible for reviewing and determining the compensation levels of the other executives of the Company with respect to short and long-term incentive awards.

The Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. In fulfilling its role, the Committee may engage independent consultants and advisers at the expense of the Company.

Other Board Committees

The Board has the following Committees:

•	Audit Committee
•	Compensation Committee
•	Nominating and Governance Committee

Assessments

The Board conducts informal assessments of the Board’s effectiveness, the individual directors and each of its committees on a regular basis. To assist in its review, the Board conducts informal surveys of its directors. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Particulars of Matters to be Acted Upon

Renewal of Shareholder Rights Plan

At the Annual and Special Shareholders Meeting held August 26, 2003 shareholders of the Company approved a shareholder rights plan which replaced an earlier shareholder rights plan adopted by the Company. The existing rights plan will expire on August 31, 2006.

Management is proposing that the shareholders rights plan (the" Rights Plan") be updated to better reflect current industry standards and changes in legislation, and extended for five years. The Rights Plan is substantially similar to the existing plan.

The renewal of the Rights Plan is not effective unless and until the renewed Rights Plan agreement is approved by shareholders of the Company by ordinary resolution. The terms of the Rights Plan are set out in an agreement between the Company and Pacific Corporate Trust Company. Under the Rights Plan, share purchase rights (the "Rights") will be issued to holders of common shares of the Company (each, a "Share") at the rate of one Right for each Share outstanding. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the Rights Plan agreement will be available at the Meeting and may be obtained by shareholders upon request prior to the Meeting.

Purpose of the Rights Plan

The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors. The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to receive, review and accept or decline take-over bids. The Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to seek out and consider alternatives.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders.

Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable securities laws to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation or renewal of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

The board of directors understands that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors. The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against coercive bids that do not represent fair value.

Background

Renewal of the Rights Plan is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the renewal of the Rights Plan is intended to address the board of directors’ continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares. Without anything else, public shareholders may feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares. The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its shareholders and, if it would, what the appropriate terms of the rights plan would be. Ultimately it was determined that the Company should maintain a shareholder rights plan in a form that reflects current industry standards.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, as proposed to be renewed, which is qualified in its entirety by reference to the text of the Rights Plan agreement.

Effective Date

The effective date of the Rights Plan is immediately after the close of business on August 31, 2006 (the “Effective Date”).

Term

The existing rights plan expires on August 31, 2006. If the shareholders approve the renewal of the Rights Plan it will remain in effect until the termination of the annual general meeting of the shareholders of the Company for 2011.

Issue of Rights

One minute after the Effective Date, one Right was issued and attached to each Share of the Company outstanding and will attach to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, or announces an intention to do so, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Shares (and voting shares issued on the exercise of warrants, options and other securities convertible into voting shares);

(c)	the take-over bid must be outstanding for a minimum of 60 days, during which time tendered Shares may not be taken up;

(d)	shareholders who tender their Shares to the take-over bid must be permitted to withdraw their Shares prior the Shares being taken up and paid for;

(e)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn; and

(f)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take- over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is pending. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The board of directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all holders of Shares. The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the board of directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any typographical error, or, subject to subsequent confirmation by shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the Rights Plan as a result of changes in law. The Company will issue a news release relating to any significant amendment made to the Rights Plan agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The Company will not earn any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to non-resident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign laws.

Shareholder Approval

The existing rights plan will cease to be effective on August 31, 2006. Shareholders of the Company will be asked at the Meeting to consider and, if thought advisable, to approve, ratify and confirm by means of an ordinary resolution, the renewal of the Rights Plan agreement.

Shareholders will be asked to approve the following resolution:

“BE IT RESOLVED THAT the Rights Plan agreement between the Company and Pacific Corporate Trust Company is hereby approved and adopted.”

Recommendation of the Board

The board of directors has determined that the renewal of the Rights Plan is in the best interests of the Company and the shareholders. The board unanimously recommends that shareholders vote in favour of the resolution approving the Rights Plan agreement. The Company has been advised that the directors and senior officers of the Company intend to vote all Shares held by them in favour of such resolution. Unless specified in a proxy form that Shares represented by the proxy shall be voted against such resolution, it is the intention of the persons designated by management in the enclosed proxy form to vote in favour of the resolution approving the renewal of the Rights Plan agreement.

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

The Company is requesting shareholder approval to grant authority to the directors to replace expiring stock options with the same quantity of options at current market prices, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of replacement stock options is attached hereto as Schedule “A”.

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs at Suite 1800 - 1500 West Georgia Street, Vancouver BC, Canada V6G 2Z6, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

Directors’ Approval

This Information Circular contains information as at May 10, 2006, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 25th day of May, 2006

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ralph McRae
Ralph D. McRae, Chairman, President and
Chief Executive Officer

SCHEDULE “A”

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

WHEREAS:

1.

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered;

2.	As previously-issued options expire, the Company intends to re-issue the same quantity of options at current market prices.

IT IS RESOLVED THAT:

1.

the directors are authorized in their absolute discretion to replace expiring stock options with new options at the current market price on the date of expiry, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company;

2.	incentive stock options previously granted to insiders of the Company during the prior year be ratified, approved and confirmed;

3.	the directors be authorized to amend incentive stock options held by insiders of the Company from time to time; and

4.	no further shareholder approval will be required prior to the exercising of these options or amended options.

SCHEDULE “B”

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The purpose of this mandate is to provide guidance to the members of the Board of Directors (the “Board”) of Leading Brands, Inc. (the “Company”) as to their duties and responsibilities.

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board provides management with strategic guidance and monitors the progress of the Company towards its goals, while ensuring legal compliance and the highest standards of ethical conduct.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law.

Each member of the Board must act honestly and in good faith and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors are to act in the best interests of the Company and its shareholders, and are expected to possess characteristics and traits that reflect:

•	high ethical standards, good judgment and integrity;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues commensurate with the Company’s needs;

•	the ability to monitor and evaluate the financial performance of the Company;

•	the ability to be forward-looking;

•	the ability to take tough positions while at the same time working cooperatively and respecting others;

•	the willingness to act decisively and to be accountable for Board decisions.

Meetings

Directors are expected to commit the time and resources necessary to properly carry out their duties. The Board shall meet at least four times annually, and additional meetings may be called as required. The Chairman of the Board is responsible for setting meeting agendas, and Board members may propose agenda items.

Role and Responsibilities

The primary responsibility of the Board is to foster the long-term success of the Company.

The Board shall also have the following responsibilities:

•	review and approve management’s strategic and business plans;

•	review and approve the Company’s financial plans, objectives and budgets, including significant capital allocations and expenditures;

•	monitor corporate performance against the strategic plans, business plans, and budgets;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances and major business development initiatives;

•	identify, review and monitor significant opportunities and risks for the Company, and ensure that appropriate risk management and control procedures are in place;

•	determine that procedures are in place designed to ensure ethical behaviour and compliance with laws and regulations, auditing and accounting principles, and the Company’s own governing documents;

•	monitor the Company’s approach to effective communication with shareholders, analysts, other stakeholders and the public generally;

•	ensure that plans have been made for management succession, including appointing, training and monitoring executive management;

•	review and consider recommendations made by the various committees of the Board.

Director Compensation

The Compensation Committee periodically reviews the directors’ compensation and recommends changes to the full Board. Directors who are Company officers receive no additional compensation for service as directors.

Advisors

The Board and its committees may retain their own advisors, at the expense of the Company, as they determine necessary to carry out their responsibilities.